SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

VIVO Holding Company

(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company MINUTES OF THE GENERAL AND SPECIAL MEETINGS HELD ON APRIL 12, 2006

1. DATE, TIME AND PLACE OF THE MEETING: General Meeting of Shareholders instated and held on April 12, 2006, at 02:00 p.m., on Av. Roque Petroni Junior, 1464, térreo, Auditório, Morumbi, in the Capital of São Paulo State.

2. CALL NOTICE: First call notice published in the State of São Paulo Official Gazette (Corporate Chapter – pages 8, 9 and 114, respectively) and in Gazeta Mercantil (pages A-7, A-15 and A-11, respectively), on March 08, 09 and 10, 2006.

3. AGENDA: Of the General Meeting of Shareholders:

(1) To approve the Management Report; to examine, discuss and vote the financial statements for the fiscal year ended 12.31.2005, of the Company and of the companies merged into it on 02.22.2006: Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.;
(2) To resolve on the allocation of the income for the year and the distribution of dividends of the companies merged on 02/22/2006: Tele Sudeste Celular Participações S.A. and of Celular CRT Participações S.A.;
(3) To elect the members of the Board of Directors;
(4) To elect the members of the Statutory Audit Committee; and
(5) To resolve on the annual overall compensation of the directors/officers and the individual compensation of the members of the Statutory Audit Committee.
Of the Special Meeting of Shareholders: to resolve on the following proposals of the Board of Directors:
(1) to amend the following articles of the Bylaws of the Company: (a) Art. 4: to increase the limit of the authorized capital up to 3,000,000,000 shares; (b) Art. 17: to insert the following duties of the Board of Directors: to approve the internal regimen of the Company and of its subsidiaries, defining their organizational structure, name, working place and detailing their respective duties, up to the level of non-statutory executive officers, as proposed by the Board of Executive Officers, with due regard to legal and statutory provisions; and to elect and dismiss, at any time, the members of the Board of Executive Officers, establishing their duties, with due regard to legal and statutory provisions; (c) Art. 20: to reduce to six (6) the number of Executive Offices, extinguishing the Vice-President Office for IT and Product and Services Engineering, as well as to rename the Vice-President Office for Technology and Networks and the Vice-President Office for Compliance and Institutional Relations; (d) Art. 22: to insert the following duties to be performed by collegiate decision of the Board of Executive Officers: to resolve on the internal regimen of the Company, with due regard to the limits provided for in the Bylaws, defining the organizational structure, name, working place and detailing the respective duties of the hierarchic levels beneath non-statutory executive officers; and to resolve on branches, agencies, offices, departments and representation offices, in any part of the domestic territory or abroad; (e) Art. 23: to update the specific duties of each of the members of the Board of Executive Officers; and
(2) to restate the Bylaws of the Company.

4. ATTENDEES: The meeting was attended by shareholders representing more than one fourth (1/4) of the voting capital, pursuant to the records and signatures in the Shareholders’ Attendance Book, as well as by Mr. Roberto Oliveira de Lima – Chief Executive Officer of the Company, Mrs. Claudia de Lima Santos, representing Deloitte Touche Tohmatsu Auditores Independentes, Mr. Evandro Luís Pippi Kruel, representing the Statutory Audit Committee, and Mr. Carlos César Mazur, the Company’s Accountant.

5. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Chairman, and Simone Wilches Braga – Secretary

6. RESOLUTIONS: Since there was no quorum for the Special Meeting of Shareholders, as required in article 135 of Law no. 6404/76, the Chairman of the Meeting informed all the attendees that only the General Meeting of Shareholders would be held at that time. A second call notice will be published for the Special Meeting of Shareholders.

6.1 Starting with the works, the Chairman explained that the minutes of the meeting would be drawn-up as a summary of the facts, merely containing a transcript of the resolutions made therein, as set forth in article 130, § 1 of the Corporation Law, informed that the documents or proposals, statements of vote or dissenting vote regarding the matters to be resolved should be presented in writing to the presiding board of the meeting which, for such purpose, would be represented by the Secretary of the Meeting. Therefore, as for item “1” of the agenda, he informed that the documents relating to the management report were available to the shareholders, comprising: the Management Report, the Financial Statements accompanied by the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion, all referring to the year ended 12.31.2005. Following, it has been proposed and the attendees accepted to waive the reading of the referred documents, since they were known to all of them, which documents, pursuant to the legal provisions, were published in the following newspapers: Telesp Celular Participações S.A. (“TCP”): State of São Paulo Official Gazette (Corporate Chapter, pages  99  to  110) and in Gazeta Mercantil (pages D-1 to D-6); Tele Leste Celular Participações S.A. (“TLE”): State of São Paulo Official Gazette (Corporate Chapter, pages 76 to  80 and 129 to 133) and in Gazeta Mercantil (pages D-1 and D-22 to D-26); Tele Sudeste Celular Participações S.A. (“TSD”): State of Rio de Janeiro Official Gazette (pages 43 to 52), Jornal do Commercio (pages A-51 to A-55) and in Gazeta Mercantil (pages D-1 and D-12 to D-16) and Celular CRT Participações S.A.(“CRT Part.”): State of Rio Grande do Sul Official Gazette (pages 04 to 13), Jornal do Comércio (pages  6-B  to  15-B) and in Gazeta Mercantil (pages D-1 and D-17 to D-21), all of them in the issues of February 24, 2006. Upon being submitted to discussion and, following, to voting, the matter contained in item 1 of the agenda was unanimously approved by the attendees, with the legally prohibited shareholders having refrained themselves from voting, resulting in the express approval, without any restrictions or provisos whatsoever, of the full Management Report, Financial Statements, accompanied by the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion, related to fiscal year ended on 12.31.2005, of the Company and of the companies merged into it on 02.22.2006, namely: Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A..

6.2 As for item “2” of the agenda, the Chairman of the Meeting submitted the matter to discussion and voting, with the Proposals for Allocation of the Profit for the Year and for Distribution of Dividends of 2005 of Tele Sudeste Celular Participações S.A. and of Celular CRT Participações S.A. having been fully approved by unanimous vote of the attendees, without any restriction or proviso whatsoever. As a result of this approval, it has been expressly resolved that the allocation of the Net Profit for the Year of extinguished company TSD, in the amount of one hundred and eleven million, one hundred and forty-nine thousand, nine hundred and twenty-two reais and fifty-nine cents (R$ 111,149,922.59), posted to the Retained Earnings account, shall be as follows:

Net Profit for the Year	111,149,922.59
Appropriation to Statutory Reserve	(5,557,496.13)
Adjusted Net Profit	105,592,426.46
Interest on Shareholders’ Equity (gross)	(34,866,785.56)
Net Profit Balance	70,725,640.90

1- STATUTORY RESERVE: In conformity with article 193 of Law 6404/76, it has become necessary to allocate five per cent (5%) of the Net Profit for constitution of the Statutory Reserve in the amount of five million, five hundred and fifty-seven thousand, four hundred and ninety-six reais and thirteen cents (R$ 5,557,496.13). 2 – INTEREST ON SHAREHOLDERS’ EQUITY: Due to the corporate restructuring approved at the Meeting of the Board of Directors held on 12/04/2005, Interest on Shareholders’ Equity were declared in accordance with article 9 of Law no. 9249/95 and Resolution no. 207/96 of the Brazilian Securities and Exchange Commission, on the following basis: Interest on Shareholders’ Equity in the total amount of R$ 34,866,785.56 (R$ 0.359367207 per common share and R$ 0.395303927 per preferred share), with deduction of 15% withhold income tax, resulting in net interest on shareholders’ equity in the total amount of R$ 29,636,767.73 (R$ 0.305462126 per common share and R$ 0.336008338 per preferred share), except for shareholders who evidenced their tax-immune or tax-exempted status. The corresponding credit was posted to the Company’s accounting records on December 31, 2005, individually for each shareholder, based on the shareholding position at 12/05/2005, that is, the shares started being traded ex-interest as from 12/06/2005. The amount of interest on shareholders’ equity, net of withholding income tax, was allocated to the amount of the mandatory dividend and of the statutory dividend of the common and preferred shares, referring to fiscal year 2005, for all the effects provided for in the corporate law. Thus, in conformity with article 7 combined to articles 26, 27 and 28 of the Bylaws of extinguished company TSD, with items I, II and III of Article 202 of Law no. 6404/76, and with Law no. 8920/94, and in compliance with the rules of the Brazilian Securities and Exchange Commission – CVM, the management has proposed Interest on the Shareholders’ Equity to be paid in the total amount of R$ 34,866,785.56 (R$ 0.359367207 per common share and R$ 0.395303927 per preferred share), with 15% withholding income tax, resulting in net interest in the total amount of R$ 29,636,767.73 (R$ 0.305462126 per common share and R$ 0.336008338 per preferred share), except for those shareholders who evidenced their tax-immune or tax-exempted status, as follows:

Interest on Shareholders’ Equity	34,866,785.56
(-) Withholding Income Tax	(5,230,017.83)
Net Amount of Interest Allocated to Dividends	29,636,767.73
Supplementary Dividends	-0-
Dividends / Net Interest on Shareholders’ Equity	29,636,767.73
The allocation of the JSCP is shown as follows:
Interest on Shareholders’ Equity	34,866,785.56
Common Shares	14,344,579.40
Preferred Shares	20,522,206.16
(-) Withholding Income Tax	(5,230,017.83)
Net Amount of Interest Allocated to Dividends	29,636,767.73
Interest on Shareholders’ Equity per share	Net Value per share
ON Shares	0.305462126
PN Shares	0.336008338

The payment of interest on shareholders’ equity shall be made until December 22, 2006. 3 – RETAINED EARNINGS: It is further proposed that the balance of the Adjusted Net Profit, under the terms of art. 196 of Law no. 6404/76 and of article 26, paragraph 1, item III of the Bylaws, in the amount of seventy million, seven hundred and twenty-five thousand, six hundred and forty reais and ninety cents (R$ 70,725,640.90), be transferred to the Profit Reserve for Expansion, especially for future investment in modernization and/or expansion of the telecommunications system, for eventual advanced payment of the Company’s financial liabilities and for ensuring strategic and financial flexibility within the scope of the telecommunications industry in Brazil.

And that the allocation of the Net Profit for the Year of extinguished company CRT Part, in the amount of one hundred and thirty million, two hundred and eighty-six thousand, five hundred and eighty-four reais and nine cents (R$ 130,286,584.09), posted to the Retained Earnings account, be as follows:

Net Profit for the Year	130.286.584,09
Appropriation to Statutory Reserve	(6.514.329,20)
Adjusted Net Profit	123.772.254,89
Dividends – Interest on Shareholders’ Equity (gross)	(35.488.807,29)
Net Profit Balance	88.283.447,60

1- STATUTORY RESERVE: In conformity with article 193 of Law 6404/76, it has become necessary to allocate five per cent (5%) of the Net Profit for constitution of the Statutory Reserve in the amount of six million, five hundred and fourteen thousand, three hundred and twenty-nine reais and twenty cents (R$ 6,514,329.20). 2 – DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY: Due to the corporate restructuring approved at the Meeting of the Board of Directors held on 12/04/2005, Interest on Shareholders’ Equity were declared “ad referendum” to this Meeting, in accordance with article 9 of Law no. 9249/95 and Resolution no. 207/96 of the Brazilian Securities and Exchange Commission, as well as the payment of Interim Dividends was resolved, on the following basis: - Interest on Shareholders’ Equity: Crediting of interest on shareholders’ equity, in the total amount of R$ 18,560,109.76 (R$ 0.538573125 per common share and R$ 0.592430438 per preferred share), with 15% withholding income tax, resulting in net interest in the total amount of R$ 15,776,093.30 (R$ 0.457787156 per common share and R$ 0.503565872 per preferred share), except for those shareholders who evidenced their tax-immune or tax-exempted status. The corresponding credit was posted to the Company’s accounting records on December 31, 2005, individually for each shareholder, based on the shareholding position at 12/05/2005, that is, the shares started being traded ex-interest as from 12/06/2005. Interim Dividends: payment of “Interim Dividends” in the total amount of R$ 16,928,697.53 (R$ 0.491233169 per common share and R$ 0.540356486 per preferred share) was effected on 12/22/2005, based on the Financial Statements as of 09/30/2005, in accordance with Article 25 of the Bylaws of the Company and articles 204 and 205 of Law no. 6404/76, to the shareholders who were registered at the end of the day of 12/05/2005 and were deemed to be “ex-dividends” as from 12/06/2005. In conformity with article 7, combined to articles 24, 25 and 26 of the Bylaws of the Company, with article 202, items I, II and III of Law no. 6404/76, and with article 2 of Law no. 10.303/2001 and with Law 8.920/94, the Management has proposed the ratification of the interim dividends and the payment of interest on shareholders’ equity, allocated as dividends, to holders of Preferred and Common Shares, as follows:

Interest on Shareholders’ Equity	18,560,109.76
(-) Withholding Income Tax	(2,784,016.46)
Net Amount of Interest Allocated to Dividends	15,776,093.30
Interim Dividends based on the 09/30/2005 balance sheet	16,928,697.53
Dividends/Net JCSP	32,704,790.83

The allocation of the JCSP is shown as follows:
Interest on Shareholders’ Equity	18,560,109.76
Common Shares	7,776,491.28
Preferred Shares	10,783,618.48
(-) Withholding Income Tax	(2,784,016.46)
Net Amount of Interest Allocated to Dividends	15,776,093.30

Interest on Shareholders’ Equity per share in R$	Net Value Per Share
ON Shares	0.457787156
PN Shares	0.503565872

The allocation of the distribution of the Interim Dividend is shown as follows:

Interim Dividend in the 09/30/2005 Balance Sheet	16,928,697.53
Common Shares	7,092,946.67
Preferred Shares	9,835,750.86

Interim Dividend per share in R$	Net Value Per Share
ON Shares	0.491233169
PN Shares	0.540356486

The allocation of the total distribution is shown as follows:

JCSP + Interim Dividend	35,488,807.29
Common Shares	14,869,437.95
Preferred Shares	20,619,369.34
(-) Withholding Income Tax on JCSP	(2,784,016.46)
Net Amount of JCSP + Dividends	32,704,790.83

JCSP + Interim Dividend per share in R$	Net Value Per Share
ON Shares	0.949020325
PN Shares	1.043922358

Tax-immune shareholders will receive full Interest on Shareholders’ Equity, without deduction of withholding income tax. The payment of interest on shareholders’ equity shall be made until December 22, 2006.

3- RETAINED EARNINGS: It is further proposed that the balance of the Adjusted Net Profit of extinguished company Celular CRT, in conformity with art. 196 of Law no. 6404/76 and with article 26, paragraph 1, item III of the Bylaws, in the amount of eighty-eight million, two hundred and eighty-three thousand, four hundred and forty-seven reais and sixty cents (R$ 88,283,447.60) be transferred to the Profit Reserve for Expansion, especially for future investment in modernization and/or expansion of the telecommunications system, for eventual advanced payment of the Company’s financial liabilities and to ensure strategic and financial flexibility for the company within the scope of the telecommunications industry in Brazil.

The amount of the Profit Reserve for Expansion is part of the company’s consolidated and subsidiaries’ Capital Budget for fiscal year 2006, in the amount of one billion, eight hundred and eight million, eight hundred and thirty-one reais (R$ 1,808,000,831.00) in accordance with the budget: a) Own/third parties’ funds, in the amount of one billion, six hundred and forty-eight million, nine hundred and ninety-one thousand, seven hundred and forty-two reais and fifty cents (R$ 1,648,991,742.50); b) balance of the Adjusted Net Profit of extinguished company Tele Sudeste Celular Participações S.A., under the terms of art. 202 of Law no. 6404/76, in the amount of seventy million, seven hundred and twenty-five thousand, six hundred and forty reais and ninety cents (R$ 70,725,640.90); and c) balance of the Adjusted Net Profit of extinguished company Celular CRT Participações S.A., under the terms of art. 202 of Law no. 6404/76, in the amount of eighty-eight million, two hundred and eighty-three thousand, four hundred and forty-seven reais and sixty cents (R$ 88,283,447.60).

The Chairman of the meeting explained that, pursuant to legal rules, the loss recorded by TCP and by TLE in fiscal year 2005 should be posted to the Retained Losses account, with no Statutory Reserve being booked, in conformity with article 193 of Law no. 6404/76, nor any provision for payment of Interest on Shareholders’ Equity / Dividends being also booked, since TCP recorded losses in the amount of eight hundred and ninety-two million, two hundred thousand, two hundred and twenty reais and forty-four cents (R$ 892,200,220.44) and TLE recorded losses in the amount of eighty-eight million, two hundred and eighteen thousand, forty-nine reais and eight-six cents (R$ 88,218,049.86).

6.3 As for item “3” of the agenda, dealing with the election of the members of the Board of Directors of the Company, in face of the termination of their terms of office, the Chairman of the meeting informed that, pursuant to the Call Notice a minimum percentile of interest in the voting capital of five per cent (5%) was required for requesting multiple voting for election of members of the Board of Directors. No shareholder exercised the adoption of such procedure within the minimum period required by law of 48 hours. It has been further determined that the minority shareholders attending the meeting did not represent 15% of all the voting shares, that the preferred shareholders did not represent 10% of the capital stock, as well as that the sum of the shares held by the common and preferred shareholders attending the meeting, excluding the controlling shareholder, did not represent 10% of the capital stock. Therefore, with abstention from voting of shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, the following members were reelected to the Board of Directors of the Company: Messrs. Felix Pablo Ivorra Cano, Spanish, married, engineer, holder of RNE nº V250982-E, enrolled with the CPF under nº 055.076.307-47, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with offices at Avenida Ayrton Senna, 2.200, Bloco 2, 2º andar, Barra da Tijuca, Rio de Janeiro/RJ; Fernando Xavier Ferreira, Brazilian, married, engineer, holder of identity card n.º 585.363 SSP/PR, enrolled with the CPF under n.º 142.144.239-68, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Martiniano de Carvalho, 851, 21º andar, São Paulo - SP; Carlos Manuel de Lucena e Vasconcelos Cruz, Portuguese, married, business manager, holder of Portuguese passport n.º H 415.841, valid until 26.08.2015, enrolled with the C.P.F./M.F. under n.º 227.739.558-70, resident and domiciled in Portugal, at Av. Fontes Pereira de Melo, 40, 1069-300, Lisbon, Portugal; Ignacio Aller Mallo, Spanish, married, business manager, holder of Spanish passport nº Q666192, valid until 03.03.2013, resident and domiciled in Spain, Calle Goya, 24, Madrid; Luis Paulo Reis Cocco, Portuguese, married, business manager, holder of Portuguese passport nº H180507, valid until 01.04.2015, enrolled with the CPF/MF under nº 059.830.307-36, resident and domiciled in the City of Lisbon, Portugal, with offices at Avenida Fontes Pereira de Melo, nº 40, 1069-300, City of Lisbon, Portugal; Shakhaf Wine, Brazilian, married, economist, holder of identity card nº 07.140.616-9-IFP/RJ, enrolled with the CPF/MF under nº 018.755.347-50, resident and domiciled in the Capital of Rio de Janeiro State and with offices at Avenida Ayrton Senna, 2.200, Bloco 2, 2º andar, Barra da Tijuca, Rio de Janeiro/RJ; Luiz Kaufmann, Brazilian, married, mechanical engineer, holder of identity card nº 7.162.266, SSP/PR, enrolled with the CPF/MF under nº 036.200.699-72, with offices at Rua Funchal 263, conjunto 44, São Paulo - SP; Henri Philippe Reichstul, Brazilian, married, economist, holder of identity card nº 3.798.203, SSP-SP, enrolled with the CPF/MF under nº 001.072.248-36, resident and domiciled in the Capital of São Paulo State, with offices at Rua dos Pinheiros 870, 20º andar, cj. 201 e 202, Pinheiros, São Paulo – SP, and Antonio Gonçalves de Oliveira, Brazilian, married, sociologist, resident at Rua Domingos Cordeiro, 76, Morumbi – SP/SP - CEP 05688-070, holder of identity card nº 3074227-4  SSP/SP and enrolled with the CPF/MF under nº 050.148.678-04. The Directors reelected herein will remain in their respective offices until the 2009 General Meeting of Shareholders. It is further determined that controlling shareholder Brasilcel N.V. was informed by the members of the Board of Directors elected herein that they are entitled to sign the statement required in CVM Instruction no. 367/2002 and that they are committed to deliver such signed statement at the time of signing their respective Instruments of Investiture. As set forth in §2 of article 146 of Law no. 6404/76 (amended by Law 13.303/2001), the investiture of the Directors resident or domiciled abroad shall be conditioned on their appointing an attorney-in-fact resident in Brazil for such purpose.

6.4 As for  item “4” of the agenda, dealing with election of the members of the Statutory Audit Committee, after the due nominations were received by the presiding board of the meeting and the votes counted, the following members were elected to the Statutory Audit Committee of the Company: a) by the holders of preferred shares representing 0.79% of this kind of shares, voiced by shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in a separate vote, as effective member, Mr. Élson Espedito Panoeiro, Brazilian, married, lawyer, holder of identity card RG nº 34565, OAB/RJ and of CPF nº 040.763.547-53, resident and domiciled in the Capital of Rio de Janeiro State, at Rua Dona Mariana, 138, aptº 701, Botafogo and as deputy member, Mr. Silvio Julio da Silva, Brazilian, married, lawyer, holder of CPF/MF nº. 570.906.028-34 and of identity card nº. 41564583, SSP/SP, resident and domiciled in the Capital of São Paulo State, at Alameda Barros, 730, aptº 111, Santa Cecília; b) In compliance with the legal and statutory provisions regarding separate election of minority representatives to the Statutory Audit Committee, it has been found out in the Attendance Book that the percentile of minority shareholders attending the meeting does not achieve the required minimum of 10% of the shares of this kind, as set forth in letter “a”, of paragraph 4, of article 161 of Law no. 6404/76; c) By the general vote of common shares, unanimity of the attending shareholders, the following members were elected: as effective members, Norair Ferreira do Carmo, Brazilian, married, accountant, holder of identity card nº 16220475 SSP/SP, enrolled with the CPF under nº 054.307.008-51, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Martiniano de Carvalho, 851, 17º andar, São Paulo-SP and Evandro Luis Pippi Kruel, Brazilian, married, lawyer, holder of identity card OAB/RS 18.780, enrolled with the CPF/MF under nº 315.671.000-82, resident and domiciled at Rua Dom Pedro II, 1351, conjunto 601, Higienópolis, Porto Alegre/RS and as deputy members, Ademir José Mallmann, Brazilian, married, accountant, holder of identity card n.º 500374652-5 SSP/PR, enrolled with the CPF under n.º 263.873.010-68, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Martiniano de Carvalho, 851, 17º andar, São Paulo-SP and Fabiana Faé Vicente Rodrigues, Brazilian, single, lawyer, holder of Identity Card RG nº 21.321.225, SSP/SP, enrolled with CPF/MF under nº 177.777.148- 05, resident and domiciled in the City of São Paulo-SP, with offices at Av. Brigadeiro Faria Lima, 2277, 15º andar, 1503, Jardim Paulistano, São Paulo-SP. The term of office of all the members of the Statutory Audit Committee elected herein shall begin on this date and end on the date of the 2007 General Meeting of Shareholders. It has been further recorded that none of the members elected herein was subject to any legal prohibitions.

6.5 With reference to item “5” of the agenda, dealing with the compensation of the members of the Board of Executive Officers, of the Board of Directors and of the Statutory Audit Committee, it has been approved by majority vote of the attendees, with abstention from voting of shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, that the annual overall compensation of the directors/officers be established as eight million, one hundred and thirty-five thousand, three hundred and seventy-nine reais and fifty cents (R$ 8,135,379.50), it being the duty of the Board of Directors to proceed to the distribution of the compensation among its members and the members of the Board of Executive Officers. It has been further approved by majority vote of the attendees, with abstention from voting of shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, that the compensation of the members of the Statutory Audit Committee be established as five thousand reais (R$ 5,000.00) monthly, pursuant to Law no. 6404/76.

The Chairman of the meeting informed the shareholders that the management of the Company decided to use newspaper “Jornal Valor Econômico” for publishing everything required under Law no. 6404/76 and that same newspaper also meets the requirements set forth in Instruction CVM no. 207/94.

7. APPROVAL AND SIGNATURES: After all the items of the agenda were voted, the minutes of the meeting were read, approved and signed by the attendees, with the shareholders being aware that the minutes were drawn-up as a Summary of the facts. It has been further recorded that, pursuant to §2 of article 130 of Law 6404/76, they authorize the publication of the minutes without showing the signatures of the shareholders.

Signatures: Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting; Simone Wilches Braga – Secretary of the Meeting; Brasilcel, N.V.; Tagilo Participações Ltda.; Avista Participações Ltda.; Sudestecel Participações Ltda.; TBS Celular Participações Ltda. - by Breno Rodrigo Pacheco de Oliveira; Portelcom Participações S/A - by Simone Wilches Braga; Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI - by Camila Cristina Anello; Bell Atlantic Master Trust; The Pension Reserves Inv Mana Board; Brazil Value and Growth Fund; FDC Portfolios Fund – F&C Global Emerging Markets; The California State Teachers Retirement System; Barclays Global Investors N.A.; State of Connect Retirement Plans and Trust Fund; Teacher Retirement System of Texas; The Master Trust Bank of Japan Ltd Re MTBC400035147; OCM Emerging Markets Fund, LP; Kansas Public Employees Retirement System - by Daniel Alves Ferreira; Vanguard Emerging Markets Stock Index Fund; Aegon/Trans.SF 1 – VKA International Alloc.; Ishares MSCI Brazil Free Index Fund - by Daniel Alves Ferreira; Genesis Condor Fund Limited; Norges Bank; The New York Stat Common Retirement; Morgan Stanley Fund Inc. Act Intenational Alloc Port; Morgan Stanley Offshore Emerging; The Universal Inst. F I Emerging Markets Equity; Morgan Stanley Emerging Markets Fund; The Latin American Discovery Fund; Morgan Stanley Inst Fund Inc Emerging Markets - by Daniel Alves Ferreira.

We hereby certify that this is a true copy of the original minutes that were drawn-up in the proper Book

Breno Rodrigo Pacheco de Oliveira Chairman of the Meeting – OAB/RS nº 45.479	Simone Wilches Braga Secretary of the Meeting – OAB/RJ nº 97.249

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.